Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
(In thousands)	2004	2005	2006	2007	2008
(a) Earnings before minority interest and income taxes, plus fixed charges	2,888	8,058	8,652	13,028	20,114

(b) Total Fixed Charges (interest)	52	2,160	4,545	6,003	4,105

Ratio of Earnings to Fixed Charges (a)/(b)	55.54 to 1.0	3.73 to 1.0	1.90 to 1.0	2.17 to 1.0	4.90 to 1.0